

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2017

Michael S. Smith
Executive Vice President and Chief Financial Officer
Voya Financial, Inc.
230 Park Avenue
New York, NY 10169

      Re: Voya Financial, Inc.
          Form 10-Q for the quarterly period ended September 30, 2017
          Filed November 1, 2017
          File No. 001-35897

Dear Mr. Smith:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Measures, page 106

1.   Please confirm to us that in future filings you will clearly indicate that "total operating earnings before income taxes" is a non-GAAP measure. Further, "total operating earnings before income taxes" appears to be a title that is the same as, or confusingly similar to, that used for a GAAP financial measure and precluded by Item 10(e)(ii)(E) of Regulation S-K. As such, please also confirm to us that you will revise the title of this measure in future filings to provide an appropriate description of it that complies with Item 10(e).

2.   Please confirm to us that in future filings you will begin your reconciliations with the GAAP amounts rather than the non-GAAP amounts. See Question 102.10 of the updated

Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

3.   Please confirm to us that in future filings you will remove the measure titled "total operating earnings before income taxes" from Note 15 Segments on page 84 pursuant to Item 10(e)(1)(ii)(C) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance